

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2024

Mark Oswald
Chief Financial Officer
Adient plc
3 Dublin Landings, North Wall Quay
Dublin 1, Ireland D01 H104

      Re: Adient plc
          Form 10-K for the Fiscal Year Ended September 30, 2023
          Filed November 17, 2023
          Form 8-K Furnished February 7, 2024
          File No. 001-37757

Dear Mark Oswald:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing